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SEC( MISSION

11021979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING__12/31/10__
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1130 Connecticut Avenue, N.W. Suite 700
(No. and Street)

Washington,   DC   20036
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Elizabeth Avery_____(202) 387-5920
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered

(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603 Rockville, MD 20852
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Elizabeth Avery__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Kalorama Capital, LLC__ , as of __December__ 31 , 20 1 0 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth Smith Avery
_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KALORAMA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED

CERTIFIED PUBLIC ACCOUNTANT

50 W. EDMONSTON DRIVE

SUITE 603

ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members of Kalorama Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial position
of Kalorama Capital, LLC as of December 31, 2010, and the related
statements of operations, changes in member's equity, and cash
flows for the year then ended that you are filing pursuant to
rule 17a-5 under the Securities Exchange Act of 1934. Kalorama
Capital, LLC's management is responsible for these financial
statements. Our responsibility is to express an opinion on these
financial statements based on our audit.

We conducted our audit in accordance with the standards of the
Public Company Accounting Oversight Board (United States). Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Kalorama Capital, LLC as of December 31, 2010, and the results
of its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the
United States of America.

Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The
supplementary information contained herein is presented for
purposes of additional analysis and is not a required part of the
basic financial statements, but is supplementary information
required by rule 17a-5 under the Securities Exchange Act of 1934.
Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in
our opinion, is fairly stated in all material respects in
relation to the basic financial statements taken as a whole.

Rockville, Maryland
February 15, 2011

KALORAMA CAPITAL, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	35,041
Organizational costs, net of accumulated amortization of $ 4,166		-0-
TOTAL ASSETS	$	35,041

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	525
Member's Equity		34,516
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,041

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE

Consulting income $ 321,500

EXPENSES

Agents and registered representatives   91,005
Management fees   180,977
Regulatory dues and assessments   4,009
Accounting and professional services   8,215
Communications   2,926
Travel and conferences   7,570
Office supplies and expense   5,382
Taxes and licenses   300
Bank charges   297

    Total Expenses   300,681

NET INCOME $ 20,819

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

Balances at December 31, 2009	$ 13,697
Capital Contributions	-0-
Member's Distributions	(-0-)
Net Income	20,819
Balances at December 31, 2010	$ 34,516

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities		
Consulting and commissions	$	321,500
Interest received		-0-
Cash paid to suppliers	(	300,306)
Income taxes paid	(	-0-)
Net cash provided by operating activities		21,194
Cash Flows from Financing Activities		-0-
Net Increase in Cash and Cash Equivalents		21,194
Cash and cash equivalents at beginning of year		13,847
Cash and cash equivalents at end of year	$	35,041

Reconciliation of Net Income (Loss) to Net Cash
 Provided by Operating Activities

Net Income	$	20,819
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts payable		375
Total adjustments		375
Net cash provided by operating activities	$	21,194

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

1 - Nature of Business and Summary of Significant
     Accounting Policies

     Kalorama Capital, LLC (the Company) is a broker-dealer
     registered with the Securities and Exchange Commission
     and is a member of the Financial Industry Regulatory
     Authority.

     The accounts of the Company are maintained and the
     financial statements are prepared on the accrual basis
     of accounting. The accounting and reporting policies of
     the Company conform to general practices within the
     brokerage industry. Securities owned are valued at
     market value. The resulting difference between cost and
     market is included in income.

     Cash and cash equivalents consisted of a checking
     account. For purposes of the statement of cash flows,
     the Company considers all highly liquid instruments
     with original maturities of three months or less to be
     cash equivalents.

     The preparation of financial statements in conformity
     with generally accepted accounting principles requires
     management to make estimates and assumptions that
     affect the reported amounts of assets and liabilities
     at the date of the financial statements. Actual results
     could differ from the estimates made in the preparation
     of the financial statements.

2 - Income Taxes

     The Company is organized as a Limited Liability Company
     and is, therefore, not a taxable entity. The members
     are taxed on their proportionate share of the Company's
     taxable income. Accordingly, no provision for Federal
     income taxes is included in the financial statements.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

3 -   Net Capital Requirements

As a broker-dealer, the Company is subject to the
Securities and Exchange Commission Uniform Net Capital
Rule (Rule 15c3-1), which requires the maintenance of
minimum net capital and requires that the ratio of
aggregate indebtedness to net capital, both as defined,
shall not exceed 15 to 1. At December 31, 2010, the
Company had net capital of $34,516 which was $28,516 in
excess of its required net capital of $6,000.

4 -   Concentration of Revenues

During 2010 the Company had a registered representative
who was responsible for generating approximately 25% of
the Company's revenues.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2010

Total Assets	$ 35,041
Total Liabilities	525
Total Equity	34,516
Non-allowable Assets	(-0-)
Current Capital	34,516
Haircuts	(-0-)
Adjusted Net Capital	34,516
Minimum Required Net Capital	6,000
Excess Capital	$ 28,516

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Members
Kalorama Capital, LLC
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, with the corresponding Schedules filed by Kalorama Capital, LLC as Part II of its unaudited December 31, 2010 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

A broker/dealer is generally required to submit with their annual audit, a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. However, Kalorama Capital, LLC is exempt pursuant to k(2)(i) of SEC Rule 15c3-3. Kalorama Capital, LLC carries no margin accounts, holds no customer funds and/or securities and effectuates no financial transactions between the broker/dealer and clients.

Steven G. Hirshenson, Chartered

February 15, 2011

STEVEN G. HIRSHENSON
CHARTERED

CERTIFIED PUBLIC ACCOUNTANT

50 W. EDMONSTON DRIVE

SUITE 603

ROCKVILLE, MD 20852

TEL: 301-738-8803

FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Kalorama Capital, LLC
Washington, DC

In planning and performing our audit of the financial statements of Kalorama Capital, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven G. Hirshenson, Chartered

February 15, 2011

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED

CERTIFIED PUBLIC ACCOUNTANT

50 W. EDMONSTON DRIVE

SUITE 603

ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON SIPC ASSESSMENT RECONCILIATION
REQUIRED BY SEC RULE 17a-5(E)(4)

To the Members
Kalorama Capital, LLC.
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934, we have performed the procedures
enumerated below with respect to the accompanying Schedule of
Assessment and Payments (Form SIPC-7) to the Securities
Investor Protection Corporation (SIPC) for the year ended
December 31, 2010, which were agreed to by Kalorama Capital,
LLC and the Securities and Exchange Commission, Financial
Industry Regulatory Authority, Inc., SIPC and other designated
examining authority solely to assist you and the other
specified parties in evaluating Kalorama Capital LLC's
compliance with the applicable instructions of the General
Assessment Reconciliation (Form SIPC-7). Kalorama Capital
LLC's management is responsible for the Kalorama Capital LLC's
compliance with those requirements. This agreed-upon
procedures engagement was conducted in accordance with
attestation standards established by the American Institute of
Certified Public Accountants. The sufficiency of these
procedures is solely the responsibility of those parties
specified in this report. Consequently, we make no
representation regarding the sufficiency of the procedures
described below either for the purpose for which this report
has been requested or for any other purpose. The procedures we
performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7
with respective cash disbursement records entries
noting no differences;

2. Compared the amounts reported on the audited Form X-
17A-5 for the year ended December 31, 2010, as
applicable, with the amounts reported in Form SIPC-7
for the year ended December 31, 2010, noting no
differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Steven G. Hirshenson, Chartered

February 15, 2011

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT